Exhibit 99.1

Inspira in High-Level Government Talks to Advance National Integration of
the ART100 and Establish a Global Distribution Framework

RA’ANANA, Israel, July 7, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that it is engaged in high-level talks with a government health authority, located outside of the United States, which are intended to advance the national integration of its FDA-cleared ART100 system as a foundational component of the national emergency infrastructure and to establish a global distribution framework.

The meeting, scheduled for July 8, 2025, is intended to define the key terms and roadmap for this strategic collaboration. These advanced discussions were initiated following a direct invitation from the government of the health authority, which is actively seeking to secure next-generation medical technologies and enhance national emergency readiness.

The government involved is recognized for its extensive commercial ties and diplomatic channels spanning the entire international community. Accordingly, the agenda will also feature the discussion relating to the establishment of a global distribution framework that leverages these unique capabilities with the aim to accelerate and increase the profitability of the $22.5 million purchase order received by Inspira, as announced on July 2, 2025.

Dagi Ben-Noon, CEO of Inspira Technologies, stated: “Engaging in strategic dialogue with national leadership is an important milestone for us and that it reflects the growing recognition that the ART100 is more than a medical device, but rather a vital tool for national preparedness. In parallel, we intend to leverage the government’s international reach to build a global distribution engine that is intended to maximize the profitability of our recent deal and those to come”.

This high-level discussions marks a significant validation and acceleration of Inspira’s stated strategy, signaling a fundamental shift from regional commercial deals to global, government-level partnerships.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500 — a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected timing and nature of the meeting with the government health authority with which it is holding discussions, including the intended role of the ART100 system in the national emergency infrastructure and global distribution framework vision, the anticipated increased profitability of the Company should it be able to leverage its recent purchase order, the belief that engaging in strategic dialogue with national leadership is an important milestone for the Company and that it reflects the growing recognition that the ART100 is a vital tool for national preparedness, the Company’s intention to leverage the government’s international reach to build a global distribution engine that will maximize the profitability of the Company’s recent purchase order, and the belief that these discussions mark a significant validation and acceleration of the Company’s stated strategy, signaling a fundamental shift from regional commercial deals to global, government-level partnerships. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485